

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Glenn C. Lockwood
Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

> Re: **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 26, 2013**
> **File No. 1-8359**

Dear Mr. Lockwood:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 61

Consolidated Statements of Operations, page 64

1. We note disclosure throughout your filing that you generate revenue from products as well as services in your non-regulated businesses. Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Notes to the Financial Statements, page 70

General

2. We note that you recognize revenue on the sale of solar renewable energy certificates (SREC) upon delivery. Please tell us more about your accounting for production costs related to the SRECs you sell. We may have further comments after reviewing your response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief